*AB 3/10

15047615

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Transamerica Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Carillon Parkway
(No. and Street)

St. Petersburg (City) Florida (State) 33716 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William McCauley (727) 299-1692
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1 N. Wacker Drive (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/12/15

OATH OR AFFIRMATION

I, William McCauley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transamerica Financial Advisors, Inc. as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

William H. McCauley, Jr
Vice President & CFO

Notary Public

Betty Jo Dull
Notary Public
State of Florida
My Commission Expires 8/23/2015
Commission No. EE 103257

This report ** contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Income (Loss).
(X) (d) Statement of Changes in Financial Condition.
(X) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

CONFIDENTIAL

Financial Statements and Supplemental Information

Transamerica Financial Advisors, Inc.
Year Ended December 31, 2014
With Report of Independent Registered Public Accounting Firm

TRANSAMERICA FINANCIAL ADVISORS, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
Year Ended December 31, 2014

Contents

pwc

Report of Independent Registered Public Accounting Firm

To Management of Transamerica Financial Advisors, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Transamerica Financial Advisors, Inc. (the "Company") at December 31, 2014, and the results of its operations and its cash flows for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Computation of Net Capital pursuant to SEC Rule 15c3-1 and the Statement regarding SEC Rule 15c3-3 is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital pursuant to SEC Rule 15c3-1 and Statement regarding SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 27, 2015

PricewaterhouseCoopers LLP, 1 North Wacker Drive, Chicago, IL 60606
T: (312) 298-2000, F: (312) 298-2001, www.pwc.com/us

TRANSAMERICA FINANCIAL ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands)
December 31, 2014

Assets		
Cash and cash equivalents	$	46,314
Investments in securities, at fair value		38,021
Agent notes receivable, net of allowance (2014: $49)		453
Commission receivables		12,012
Other receivables		5,245
Deferred tax asset, net		12,458
Prepaid expenses and other assets		1,347
Total assets	$	115,850
Liabilities and stockholders' equity		
Liabilities		
Commission payables	$	9,948
Payable to parent under tax allocation agreement		438
Due to affiliates, net		31,092
Deferred compensation		37,315
Other liabilities		6,746
Total liabilities		85,539
Stockholders' equity		
Common stock, $1 par value, 5,000 shares authorized; 1,938 issued and outstanding		2
Additional paid-in capital		25,070
Retained earnings		5,239
Total stockholders' equity		30,311
Total liabilities and stockholders' equity	$	115,850

See accompanying notes.

TRANSAMERICA FINANCIAL ADVISORS, INC.
STATEMENT OF OPERATIONS
(Dollars in thousands)
December 31, 2014

Revenues		
Commission income	$	264,638
Net investment income		758
Other income		16,954
Total revenues		282,350
Expenses		
Commissions		232,882
Employee compensation and related benefit expenses		14,314
Other operating expenses		25,948
Total expenses		273,144
Income before income taxes		9,206
Income tax expense		
Income tax expense		3,450
Net Income	$	5,756

See accompanying notes.

TRANSAMERICA FINANCIAL ADVISORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(Dollars in thousands)
December 31, 2014

Common Stock	**$**	**2**
Additional Paid-in Capital		
Balance at beginning of year	**$**	**30,470**
Return of capital to AUSA Holding Company		**(2,838)**
Return of capital to AEGON Asset Management		**(2,069)**
Return of capital to Transamerica International Holdings, Inc.		**(593)**
Capital contribution from AUSA Holding Company		**52**
Capital contribution from AEGON Asset Management		**38**
Capital contribution from Transamerica International Holdings, Inc.		**10**
Balance at end of year	**$**	**25,070**
Retained Earnings		
Balance at beginning of year	**$**	**(517)**
Net income		**5,756**
Balance at end of year	**$**	**5,239**
Total Stockholders' Equity	**$**	**30,311**

See accompanying notes.

TRANSAMERICA FINANCIAL ADVISORS, INC.
STATEMENT OF CASH FLOWS
(Dollars in thousands)
December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	5,756
Adjustments to reconcile net income to net cash and		
cash equivalents provided operating activities:		
Changes in:		
Deferred income taxes		(129)
Agents notes receivable		(43)
Commission receivables		(1,393)
Other receivables		2,004
Payable to parent under tax allocation agreement		(658)
Prepaid expenses and other assets		967
Due to affiliates		23,589
Deferred compensation		2,831
Commission payables		786
Other liabilities		(3,211)
Net increase in trading securities		(2,892)
Net cash and cash equivalents provided by operating activities		27,607
CASH FLOWS FROM FINANCING ACTIVITIES		
Return of capital to AUSA Holding Company		(2,838)
Return of capital to AEGON Asset Management		(2,069)
Return of capital to Transamerica International Holding, Inc.		(593)
Capital contribution from AUSA Holding Company		52
Capital contribution from AEGON Asset Management		38
Capital contribution from Transamerica International Holding, Inc.		10
Net cash and cash equivalents used in financing activities		(5,400)
Net increase in cash and cash equivalents		22,207
Cash and cash equivalents, beginning of year		24,107
Cash and cash equivalents, end of year	$	46,314
Supplemental cash flow information		
Net cash paid during the year for income taxes	$	4,136

See accompanying notes.

TRANSAMERICA FINANCIAL ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands)

1. Organization and Summary of Significant Accounting Policies

Transamerica Financial Advisors, Inc. (the "Company") is 51.6% owned by AUSA Holding Company ("AUSA"), 10.8% owned by Transamerica International Holdings, Inc. ("TIHI") and 37.6% owned by AEGON Asset Management ("AAM"). AUSA, TIHI and AAM are indirect wholly owned subsidiaries of AEGON N.V.("AEGON"), a public limited liability share company organized under Dutch law. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). In addition, the Company is an investment advisor under the Investment Advisors Act of 1940. The Company markets financial products for both affiliated and nonaffiliated companies, such as variable annuities, variable life insurance, mutual funds, real estate investment trusts, and certain securities to investors throughout the United States.

Basis of Accounting

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles (U.S.GAAP).

Estimates

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit and money market funds with original maturities of three months or less. Cash and cash equivalents, except money market funds, are primarily valued at amortized cost, which approximates fair value. Money market funds are valued based on net asset value provided by the fund managers.

Investments

The Company's investments consist primarily of equity securities, mutual funds and exchange traded funds which are reported at fair value. The majority of these investments are directly related to the deferred compensation plan for the registered representatives. The fair value of the equity securities is based on quoted prices in an active market, while the other investments are determined by reference to published net asset values per share. Changes in the fair value are recorded as net investment income in the Statement of Operations and amounted to depreciation of $556 for the year ended December 31, 2014.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Allowance for Doubtful Accounts

The Company establishes an allowance for doubtful accounts to reduce its non-customer notes receivable to their net realizable value. The allowance is estimated by management based on general factors such as the aging of the receivables and historical collection experience.

Commission Income

Sales commissions and fees earned, along with the related commission expenses are recorded on the trade date (the date the orders are executed). Commission income earned on sales of insurance products is determined as a percentage of premiums.

Deferred Compensation

The Company allows registered representatives to defer commission income on a pre-tax basis for any given year if the representative meets certain revenue targets in the preceding year. For 2014 the revenue target was $25. The deferred compensation liability represents the accumulated deferred commission revenue and investment appreciation (depreciation) less any withdrawals.

Employee Benefit Plans

All employees, subject to meeting certain eligibility requirements, are eligible to participate in the AEGON USA, LLC Profit Sharing Plan, pension plan, disability plan, group life plan, and group health plan. As the plans sponsor, AEGON USA, LLC retains the liabilities and the Company funds the costs of these plans as they are incurred. For the year ended December 31, 2014, the costs amounted to $4,396, recorded in Employee compensation and related benefit expenses in the Statement of Operations.

Recent Accounting Guidance

Future Adoption of Recent Accounting Guidance

Accounting Standards Codification ("ASC") 205, *Presentation of Financial Statements*

In August 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-15, *Presentation of Financial Statements-Going Concern* (ASC Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. This update requires an entity's management to evaluate whether there are conditions or events that, considered in the aggregate, raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. It also requires disclosures under certain circumstances. The update is effective for annual period ending after December 15, 2016. Early application is permitted. The Company is in the process of reviewing its policies and processes to ensure compliance with the new guidance.

ASC 606, Revenue from Contracts with Customers

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09). The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance unless the contracts are within the scope of other standards (for example, financial instruments, insurance contracts or lease contracts). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance establishes a five-step process to achieve this core principle. ASU 2014-09 will be effective for the Company on January 1, 2017, using either of two methods: retrospective to each prior reporting period presented with certain practical expedients, or retrospective with the cumulative effect of initial application recognized at the date of initial application subject to certain additional disclosures. We have not yet selected a transition method and are evaluating the impact that adoption of this update is expected to have on the Company's financial statements.

2. Fair Value Measurements and Fair Value Hierarchy

ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices

in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Financial Condition are categorized as follows:

- *Level 1.* Unadjusted quoted prices for identical assets or liabilities in an active market.

- *Level 2.* Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

    a) Quoted prices for similar assets or liabilities in active markets

    b) Quoted prices for identical or similar assets or liabilities in non-active markets

    c) Inputs other than quoted market prices that are observable

    d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

- *Level 3.* Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The Company recognizes transfers between levels as of the beginning of the quarter.

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis at December 31, 2014:

	December 31, 2014			
	Level 1	Level 2	Level 3	Total
Assets				
Investments in securities				
Money market funds (a)	$ -	$ 1,952	$ -	$ 1,952
Equity securities (b)				
Basic materials	436	-	-	436
Communications	142	-	-	142
Consumer - cyclical	347	-	-	347
Consumer - non-cyclical	666	-	-	666
Energy	235	-	-	235
Financial	2,578	-	-	2,578
Government	338	-	-	338
Industrial	265	-	-	265
Technology	899	-	-	899
Total equity securities	5,906	-	-	5,906
Mutual funds and hedge funds (c)				
Alternative	88	12,150	-	12,238
Balanced fund	6,565	-	-	6,565
Domestic stock fund	384	-	-	384
Equity fund	6,412	-	-	6,412
Fixed-income bond	3,191	-	-	3,191
Indexed fund	914	-	-	914
International stock fund	459	-	-	459
Total mutual funds and hedge funds	18,013	12,150	-	30,163
Total investments in securities	23,919	14,102	-	38,021
Cash equivalents - money market funds (d)	-	5,646	-	5,646
Total assets	$ 23,919	$ 19,748	$ -	$ 43,667

(a) Money market funds, held as investments in the deferred compensation plan, are valued based on net asset value provided by the fund managers. Accordingly these are classified as Level 2.

(b) Equity securities are valued based on exchange listed price quotations for identical securities in active markets and therefore are considered Level 1.

(c) Mutual funds that are valued based on net asset value provided by the fund managers, whose net asset values are quoted in an active market, are considered Level 1. Hedge funds may have restrictions on liquidity and transferability that may impact the determination of fair value. As a result of the restrictions associated with the interests in the hedge funds, there is generally no secondary market for trading interests in such funds. Therefore, the hedge fund's net asset value serves as the entry price for subscriptions and depending on the facts and circumstances, the exit price for the redemptions. The level of observable activity, such as subscriptions and redemptions at net asset value, will determine the classification of fair value measurement as Level 2.

(d) Cash equivalents, which include only money market funds, are valued based on net asset value provided by the fund managers. Accordingly these are classified as Level 2. Operating cash is not included in the above-mentioned tables.

During 2014, there were no transfers between levels.

3. Income Taxes

The Company files consolidated federal and state tax returns (where applicable) with AUSA, TIHI and AAM affiliated group members. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits, certain state income tax adjustments, and net operating loss carryforwards are determined on the basis of the consolidated group. Accrued separate Company state income

taxes for consolidated state income tax returns that are not paid by the Company under the tax sharing agreement are settled through capital contributions or distributions to AUSA, AAM and TIHI. During December 31, 2014, the Company received contributions from AUSA, AAM, and TIHI of $52, $38, and $10, respectively, as a result of tax sharing. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

The provision for income tax expense (benefit) consists of the following for the year ended December 31, 2014:

		2014
Current income tax expense:		
Federal	$	3,018
State		561
Total current income tax expense	$	3,579

		2014
Deferred income tax (benefit) expense:		
Federal	$	198
State		(327)
Total deferred income tax benefit	$	(129)
Total income tax expense expense	$	3,450

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to nondeductible expenses and state taxes.

State income tax expense differs from the amount computed by applying the state income tax effective rate to income before income taxes due to nondeductible expenses and changes in estimated state tax rates between years. In addition, state taxes for some states are based on gross receipts instead of pre-tax income.

The Company provides for deferred income taxes resulting from temporary differences that arise from recording certain transactions in different years for income tax reporting purposes than for financial reporting purposes. These include accrued bonuses and deferred compensation, and other expenses not deductible until future periods for tax purposes. Deferred income taxes consist of the following at December 31, 2014:

		2014
Deferred tax assets	$	15,580
Less: valuation allowance		-
Net deferred tax asset		15,580
Deferred tax liabilities		(3,122)
Net deferred tax asset	$	12,458

At December 31, 2014, there was no valuation allowance for deferred tax assets. The valuation allowance decreased $121 from 2013. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on generation of further taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax planning strategies in making the assessment.

The Company has analyzed all material tax positions under the guidance of ASC 740, *Income Taxes*, related to the accounting for uncertainty in income tax and has determined that there are no tax benefits that should not be recognized as of December 31, 2014. There are no unrecognized tax benefits that would affect the effective tax rates. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within 12 months of the reporting date.

The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. These amounts are included in other operating expenses on the Statement of Income. The Company recognized no penalties or interest expense in its financial statements for the year ended December 31, 2014.

The Company files a consolidated return in the U.S. federal tax jurisdiction and various state tax jurisdictions. The Internal Revenue Service audits are final for tax years prior to 2005.

4. Related Party Transactions

The Company is a member of a group of affiliated companies that are engaged in the sale of life insurance, annuities, and other investment-related activities. Commission revenues include approximately $49,445 for the year ended December 31, 2014 from the sales of life insurance, mutual funds and annuities for affiliated companies of which $2,094 was accrued as of December 31, 2014.

The Company is party to a cost-sharing agreement between AUSA companies, providing general administrative services as needed. A portion of the Company's operating expenses is paid to subsidiaries of AUSA and represents both items specifically identifiable as attributable to the Company and an allocation of shared resources among several affiliates. The Company's portion of these shared resources was $11,459 for the year ended December 31, 2014.

During 2014, the Company paid a return of capital of $2,838, $593 and $2,069 to AUSA, TIHI and AAM, respectively. During 2014, the Company received capital contributions of $52, $10 and $38 from AUSA, TIHI, and AAM, respectively, as a result of the tax sharing agreement.

5. Net Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its aggregate indebtedness exceeds 15 times its net capital or (b) its net capital is less than a minimum as defined by the rule. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2014, the Company had net capital of $10,790, which was $7,538 in excess of its required net capital of $3,252. The Company's ratio of aggregate indebtedness to net capital was 4.52 to 1 in 2014.

Pursuant to the provisions of Rule 15c3-3 of the Securities and Exchange Commission, the Company claims the 15c3-3(k)(2)(i) exemption which states, "The provision of this rule shall not be applicable to a broker or dealer: who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers". The Special Account for the Exclusive Benefit of had a balance of $250 at December 31, 2014. In addition, for securities held in brokerage accounts, the Company uses Pershing LLC on a fully disclosed basis as clearing agent to process customer trades and therefore claims exemption from the reserve requirements under the provisions of Rule 15c3-3(k)(2)(ii) as well.

6. Commitments and Contingencies

The Company is involved in litigation and arbitrations in the normal course of business. These matters include, but are not limited to, claims relating to alleged registered representative misconduct, in which recovery of compensatory and/or punitive damages may be sought. The Company is, from time to time, also involved in regulatory investigations, actions and inquiries. In all such matters, the Company has cooperated fully with the applicable regulatory agency or self-regulatory organization.

The Company assesses its liabilities and contingencies utilizing available information. For those matters where it is probable the Company will incur a potential loss and the amount of the loss is reasonably estimable, in accordance with FASB ASC No. 450, *Contingencies*, an accrued liability has been established. These reserves represent the Company's aggregate estimate of

the potential loss contingency at December 31, 2014 and are believed to be sufficient. Such liabilities may be adjusted from time to time to reflect any relevant developments.

As of December 31, 2014, the Company recorded $619 for pending legal and regulatory matters in other liabilities on the Statement of Financial Condition.

7. Subsequent Events

Management has evaluated subsequent events between the balance sheet date and the date when the financial statements are issued. No subsequent events have been identified.

8. Guarantees

In the normal course of business, the Company indemnifies and guarantees clearing agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. Pursuant to the terms of the agreements between the Company and the clearing agents, the clearing agents have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that since it only takes trades with customer invested funds, that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications as of December 31, 2014. In addition, the Company has the right to pursue collection from the counterparties who do not perform under their contractual obligations.

Supplemental Information

TRANSAMERICA FINANCIAL ADVISORS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
December 31, 2014
(Dollars in thousands)

Computation of net capital				
Total stockholders' equity			$	30,311
Nonallowable assets and deductions:				
Commissions receivable	$	3,813		
Deferred tax assets		12,458		
Prepaid assets		1,182		
Other assets		1,940		
Total nonallowable assets and deductions				19,393
Net capital before haircuts on securities positions				10,918
Haircuts on securities				128
Net capital			$	10,790
Computation of alternative net capital requirement				
Aggregate indebtedness	$	48,786		
Minimum net capital requirement (greater of $250 or 6 2/3% of aggregate indebtedness)			$	3,252
Excess net capital			$	7,538
Ratio of aggregate indebtedness to net capital				452%

There were no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014.

TRANSAMERICA FINANCIAL ADVISORS, INC.
STATEMENT REGARDING SEC RULE 15c3-3
December 31, 2014

The Company claims exemption from SEC Rule 15c3-3 under paragraph (k)(2)(i) and (k)(2)(ii) of that Rule.